S1Biopharma_logo-01.pngIPO Roadshow Presentation October 2014 www.s1biopharma.com Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated October 22, 2014 Registration No. 333-199111 Relating to the Preliminary Prospectus dated October 22, 2014

Safe Harbor Special Note Regarding Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy, prospective products and product candidates and their development, regulatory approvals, ability to commercialize our products and product candidates and attract collaborators, reimbursement for our product candidates, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, our ability to obtain and maintain intellectual property protection for our product candidates and their development, competing therapies, and future results of current and anticipated productsand product candidates, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward- looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources. In addition, no independent source has evaluated the reasonableness oraccuracy of S1 Biopharma’sinternal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. The content of this presentation is subject to copyright, which will be asserted by S1 Biopharmaand no part of this presentation may be reproduced, stored in a retrieval system, or transmitted in any form or by any means without prior permission in writing fromS1Biopharma. Registration Statement S1 Biopharmahas filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus contained in our registration statement for more complete information about us and this offering. The preliminary prospectus and the registration statement may be accessed through the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the preliminary prospectus from the offices of MLV & Co. LLC, by mail at: 1251 Avenue of the Americas, 41st Floor, New York, NY 10020; by telephone at 646-412-7674; or by email at bstollar@mlvco.com.

Offering Summary Issuer: S1 Biopharma, Inc. Ticker / Exchange: SXB / NASDAQ Global Market Shares Offered: 2.75 million (allprimary) common stock Price Range: $12.00 –$14.00 Offering Size: $35.75 million (at mid-point of range) Over-allotment Option: 15% Lock-up Period: 180 days Use of Proceeds: •Clinical development of Lorexys™ and Orexa™ •Manufacturing scale-up and pre-clinical development of other pipeline assets •To fund working capital and other general corporate purposes (accrued compensation) Expected Pricing: Week of November 10, 2014 Bookrunner: MLV & Co.

Investment Thesis •Hypoactive Sexual Desire Disorder (HSDD) affects an estimated 20+ million individuals in the US and currently has no FDA-approved drugs •Non-hormonal, central nervous system (CNS) approach designed to restore the balance of key neurotransmitters in the brain that affect sexual desire First-in-class drugs for sexual dysfunction •505(b)(2) pathway for four pipeline products is expected to provide lower risk, lower cost, and increased speed to market •Lead product candidate, LorexysTMfor female HSDD, has Phase 2a Proof-of- Concept data, is expected to enter Phase 2b trials in 2015 and receive interim data from the first trial in late 2015 •Innovative clinical trial design adapted to HSDD-specific challenges Robust pipeline with abbreviated development timelines •Reduced risk in combining known actives into proprietary formulations •FDA has prioritized Female Sexual Dysfunction, HSDD is reimbursable De-risked assets

Company Overview

Management Team

Nicolas G. Sitchon
Chief Executive Officer
- Former Global Research & Development Controller at Bayer Healthcare Consumer Care

Robert E. Pyke, MD, PhD
Chief Medical Officer
- Headed Boehringer Ingelheim's flibanserin worldwide premenopausal HSDD clinical program
- Contributed to FDA approvals of multiple drugs developed by Parke-Davis, Bristol-Myers Squibb and The Upjohn Company

John F. Kaufmann
Chief Financial Officer
- Finance executive responsible for oversight of multinational operating subsidiaries and corporations such as Fidelity Investments

Scientific Advisory Board

Anita Clayton, MD – Professor of Psychiatry and Clinical Obstetrics and Gynecology, University of Virginia; Member of Board of Directors of the American Society of Clinical Psychopharmacology; Developed and validated the *Changes in Sexual Functioning Questionnaire*, which has been utilized in 90+ clinical studies

Robert T. Segraves, MD, PhD – Professor of Psychiatry, Case Western; Member DSM-V Task Force; Editor, Journal of Sex & Marital Therapy; Past President of Society for Sex Therapy and Research

Leonard DeRogatis, PhD – Directed Johns Hopkins Sexual Behaviors Consultation Unit; Founder of Division of Medical Psychology at Johns Hopkins Hospital; Authored and published multiple psychological measuring instruments

Cindy Meston, PhD – Professor of Clinical Psychology at UT Austin; past President of International Society for the Study of Women's Sexual Health; Published 100+ scientific articles on sexuality

Molly A. Katz, MD – Lead investigator and author of numerous large, late phase trials for HSDD; Delegate to the AMA

Capitalization

Privately funded with $2.8 million raised
Cash: $931K (as of 6/30/14, pro forma with notes issuance of $850K in Q3'14 and $50K in Q4'14)

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Board of Directors

Nicolas G. Sitchon
Chairman
- Chief Executive Officer of S1 Biopharma

Jane H. Hollingsworth
Board Member
- Managing Partner of Militia Hill Ventures LLC and Executive Chair of Immunome Inc.
- Co-founder and former CEO of NuPathe Inc., a publicly-traded biopharmaceutical company focused on diseases of the central nervous system and sold to TEVA Pharmaceuticals in 2014
- Co-founder and former EVP of Auxilium Pharmaceuticals Inc., a publicly-traded specialty pharmaceutical company based in Malvern, PA

Gregg Lapointe
Board Member
- CEO and co-founder of Cerium Pharmaceuticals, Inc., a biopharma company dedicated to developing medicines for rare diseases
- Former CEO of Sigma-Tau Pharmaceuticals, Inc., a private biopharmaceutical company, from 2008 to 2012 and also COO from 2003 to 2007, and CFO from 2001 to 2002
- Also serves on the Board of Directors of SciClone Pharmaceuticals, Inc., Soligenix, Inc., and Cambrooke Therapeutics, Inc.

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Robust Sexual Dysfunction Pipeline

Drug Candidate	Indication(s)	Status	Pre-IND	Phase 1	Phase 2	Phase 3
Lorexys™	Female HSDD	Phase 2a completed mid-2014 Phase 2b preliminary data in 2nd half of 2015 for first trial				
Orexa™	Male HSDD	Pre-IND*				
S1B-307	Female Sexual Arousal Disorder Female Orgasmic Disorder Treatment-resistant ED Male delayed ejaculation	Pre-IND / formulation stage				
S1B-3006	Treatment-resistant sexual dysfunction conditions	Pre-IND / formulation stage				

Robust pipeline following 505(b)(2) pathway expected to result in lower development costs and lower risk to approval for key indications in the sexual dysfunction market

**Orexa pre-IND meeting conducted in November 2012, and FDA comments on Phase 1b/2a protocol have been adopted by sponsor*

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HSDD US Market Overview Estimated addressable HSDD market size of 20MM+ individuals in the US alone Patients highly motivated to attain treatment No FDA approved drugs for HSDD Over 12 million women and 8 million men in the U.S. suffer from HSDD1 Reimbursable indication 1Source: Sexual Problems and Distress in United States Women: Prevalence and Correlates, Shifren, Monz, Russo, Segreti, Johannes, November 2008 (“PRESIDE”). Laumann, E.O. Paik, A. Rosen, R.C. The epidemiology of erectile dysfunction: results from the National Health and Social Life Survey (1999). Study data applied to 2010 US census data

LOREXYSTMOverview

Female Sexual Dysfunction (FSD) –Overview Source: Campbell Alliance, Mar-Apr 2010. Results of surveys/interviewswith 101 gynecologists. 0 5 10 15 20 0 - 9 10 - 19 20 - 29 30 - 39 40 - 49 50 - 59 60 - 69 # of Physicians Range of Inquiries, per Physician Monthly Patient Inquiries For Female Sexual Dysfunction •83% of gynecologists reported receiving 10 or more inquiries per month for FSD, which has no FDA- approved therapies; current options include: –Lifestyle changes –Treatment of coexisting psychiatric disorders, switching or discontinuing medications that could impact sexual desire, hormone therapies, herbal remedies –Off-label prescriptions with marginal efficacy (bupropion) and serious potential side effects (testosterone therapy) FDA has explicitly prioritized FSD as a disease area for which the FDA will be obtaining patient input in public forums as a part of the agency’s Patient-Focused Drug Development initiative through 2015 Agegroup Women affected by HSDD in the US1 18-44 years old 9.0% 45-64 years old 12.3% 65+ years old 7.4% 1Source: PRESIDE study HSDD is the most common form of female FSD and according to the 2008 PRESIDE study of over 30,000 women, 12 million women suffer from HSDD in the US alone FSD is defined as a group of disorders that cause behavioral distress due to reduced response to, and experience of, sexual pleasure

Lorexys™ Profile


1st in Class
Female HSDD
Phase 2b

Target Indication	Female Hypoactive Sexual Desire Disorder (HSDD)
Population	12 million women in the US[1]
Clinical Status	Full Phase 2a analysis completed in June Initiation of up to three Phase 2b trials in 2015, data from first trial in late 2015
Formulation	Proprietary fixed-dose combination of bupropion and trazodone Oral tablet dosed QD
Mechanism	• Designed to modulate the neurotransmitters NE, DA, and 5HT[2] in selective brain areas • Scientific basis: Kinsey Dual Control Model
Advantages	• Oral, non-hormonal, fixed-dose combination of two widely used agents • Dual mechanism of action may contribute to efficacy in desire and arousal • Phase 2a results suggest efficacy against active control • Sedative effects observed in clinical trials were not severe, supporting hypothesis that mechanism of action moderates side effects associated with bupropion and trazodone when used as monotherapies

[1]*Source: PRESIDE study; Laumann; "Prevalence and Correlates of Sexuality-Related Distress Among Older Adults in the United States" Princeton*
[2]*DA=dopamine, NE=norepinephrine, 5-HT=5-hydroxytryptamine receptor*

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Lorexys™: Dual-Control Mechanism of Action •“Sexual response is mediated through a dual control mechanism of sexual inhibition and excitation”1 •On both a psychosocial and biochemical level, sexual desire appears to be controlled by a balance between inhibitory and excitatory factors 1Source: ‘The Dual-Control Model: The Role of Sexual Inhibition & Excitation in Sexual Arousal and Behavior’, E. Janssen & J. Bancroft in Janssen E. (Ed). 2006. The Psychophysiology of Sex 2NE=norepinephrine, DA=dopamine, T=testosterone, E=estrogen, P=progesterone, 5HT=5-hydroxytryptamine receptor, PRL=prolactin 5HT(2a), PRL NE, DA, T, E, P2 Normal Sex Drive: Balanced receptors 5HT(2a) NE, DA, T, E, P2 HSDD: Unbalanced receptors 5HT(2a) antagonist: trazodone DA & NE agonist: bupropion HSDD + LorexysTM: Balance restored LorexysTMworks by controlling both inhibition (5HT) and excitation (DA, NE)

Lorexys™: Potentially Safe and Novel Approach Phase 2a data supported hypothesis that the dual-mechanism would moderate side effects versus each active alone Sedation trazodone Activation bupropion LorexysTM •Dosed individually, bupropion’s mechanism of action and related side effect profile is stimulatory (activating) while trazodone’sis inhibitory (sedating) •LorexysTM’ Phase 2a data showed no severe sedative adverse events, supporting the hypothesis that side effects associated with these agents when used as monotherapies were moderated when combined •These results suggest two primary and novel advantages of the combination: •Helps neutralize stimulant and sedative effects •Helps prevent serious/severe adverse events –Bupropion: tremors, anorexia, weight loss, insomnia, anxiety, agitation, high blood pressure and heart rate –Trazodone: fatigue, somnolence, hypotension, low blood pressure and heart rate Sedation Activation trazodone bupropion

Lorexys™: HSDD Competitive Rx Landscape

	Lorexys™	flibanserin	bremelanotide	Lybrido™ / Lybridos™	Intrinsa™ (T patch)	Femprox®
Developer	S1 Biopharma	Sprout Pharmaceuticals	Palatin Technologies	Emotional Brain BV	Actavis	Apricus Biosciences
Clinical Stage	Phase 2a	NDA (2 CRLs); undertaking additional Phase 1 studies	Phase 2b	Phase 2b	Britain NHS post-menopausal only	Phase 2b
Indication	HSDD in pre/post menopausal women	HSDD in premenopausal women	HSDD / FSAD in premenopausal women	HSDD in women	Adjunct for HSDD in menopausal women	FSAD
MoA	5-HT2A antagonist DA/NE agonist	5-HT2A antagonist 5-HT1A agonist	Melanocortin agonist (MC1/MC4)	5-HT1A agonist androgen receptor	Androgen receptor	Prostaglandin E1
Actives	bupropion + trazodone	flibanserin	bremelanotide	testosterone + sildenafil (Lybrido™) testosterone + buspirone HCl (Lybridos™)	testosterone	alprostadil
Administration	Oral	Oral	Subcutaneous	Topical	Transdermal	Topical

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Lorexys™:Clinical Development Plan Phase 2a Phase 2b Phase 3 •Q4’13: Interim analysis of 15 patients conducted with statistically significant (p- value <0.05) superiority to active control and was generally well-tolerated •Q3’14: 30 patient Phase 2a trial completed, reinforcing results found in interim analysis •2015: Initiation of up to 3 Phase 2b studies •H2’15: Interim Phase 2b data readout from first trial •2016: Full Phase 2b data readouts •2016: Initiation of Phase 3 trials

LOREXYSTMPhase 2a Results

Phase 2a Design

Overview	• Dose-finding, safety, tolerability, and efficacy trial for premenopausal HSDD • One-way crossover; 4-week open-label exposures of 30 patients • 1st treatment: Control (bupropion) • 1 to 4 week washout between treatments
Fixed Lorexys™ Doses	• 2nd treatment: Low-dose Lorexys™ • 3rd treatment: Moderate-dose Lorexys™
Primary Endpoint	• FSFI-D: Female Sexual Function Index - Desire • FSFI: Standard measure of female sexual dysfunction – 19 item, 6-subscale measure of all validated dimensions of dysfunction: desire (primary EP), arousal, lubrication, orgasm, pain, and satisfaction • FSFI-D: Acknowledged by FDA as primary measure of sexual desire in other HSDD programs
Secondary Endpoints	• FSDS-R: Female Sexual Distress Scale-Revised • FSDS-R item 13: the FDA-recommended distress endpoint for another HSDD program • PGIC: Patient's Global Impression of Change
Safety Measures	• Adverse events (general inquiry) • 24-item common symptoms checklist (prospective) • Routine ECG, vital signs, labs • Suicidality scale, PHQ-9 depression

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Phase 2a Efficacy -FSFI Primary endpoint: FSFI desire % responders •Scale from 2 (very low or no desire, feeling desire almost never or never) to 10 (very high desire, almost always or always) •Responder defined as patient whose score increases at least 2 points (validated) 38% 76% 0% 10% 20% 30% 40% 50% 60% 70% 80% bupropion Lorexys Difference highly statistically significant p<0.01 by Fisher’s exact test, 2-tailed FSFI desire % remitters •Scale from 2 (very low or no desire, feeling desire almost never or never) to 10 (very high desire, almost always or always) •Remitter defined as patient whose score was 5 or higher (validated) 24% 58% 0% 10% 20% 30% 40% 50% 60% 70% 80% bupropion Lorexys Difference statistically significant p<0.05 by Fisher’s exact test, 2-tailed

Phase 2a Efficacy –PGIC / FSDS-R Patient’s Global Impression of Change (PGIC) •How much have your low desire and distress about low desire changed since starting the current drug treatment? •Chart below shows % of patients “moderately improved,” “much improved,” or “very much improved” 24% 58% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Bupropion Lorexys 45% 88% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Bupropion Lorexys FSDS-R Item 13 Responders •How often were you bothered about low desire? –scale of 0 (never) to 4 (always) bothered about low desire •Chart below shows % of patients who reported a decrease of 1 point (e.g. change in response from 3- frequently bothered, to 2-occasionally bothered)

Phase 2a Conclusions Efficacy •LorexysTMmoderate-dose met goal of >30% superiority in responders over control (bupropion) •On the primary endpoint, FSFI desire, 38% more responders seen in LorexysTM(76% vs. 38%) •The secondary endpoints support the primary endpoint •43% more responders on FSDS-R item 13 sexual distress (88% vs. 45%) •34% more responders on PGIC (58% vs. 24%) •We believe LorexysTMis the first HSDD treatment trial to show : •A majority of patients reach remission (FSFI desire >5, 58% vs24% with control) •>20% more responders versus control on primary endpoint (FSFI desire, 76% vs. 38%) Safety and tolerability •LorexysTMmet safety/tolerability goal of <20% AE dropouts; 1 AE dropout •Sedative AE (somnolence, fatigue, sedation, etc.) were reported by most patients but never severe

Phase 2a Data Comparison Program Phase Measure Duration Responders on best dose of drug Responders oncontrol (placebo) Delta Intrinsa® Testosteronepatch used as adjunct for HSDD in menopausal women (approved in Britain)1 3 Average ofDesire/SSE/Distress Meaningful benefit* 24 weeks 48% 52% 34% 31% 14% 21% Bremelanotide Subcutaneous for HSDD/FSAD in pre- menopausal women2,3 2b Average of 2 on FSD/Distress Average of 6 on FSD/Distress 12 weeks 48% 34% 32% 19% 16% 15% Femprox® Topical cream for FSAD4,5 2b AverageofSSE & Improved* 8 weeks (China) 60% 41% 19% 2b Averageof arousal & improved* 6 weeks 67% 54% 13%† Flibanserin Oral for HSDD in pre-menopausal women6 3 Averageof 5 measures Meaningful benefit* 24weeks 47% 40% 37% 25% 10% 15% LorexysTM 2a FSFI-Desire +2 FSDSi13 -1 PGI moderately,much or very much improved 4 weeks LorexysTMmod-dose 76% 88% 58% bupropion 38% 45% 24% 38% 43% 34% Avg: 37% *Yes or no †Difference not statistically significant Sources 1Instrinsa FDA briefing, Procter & Gamble, 2004 2Jordan R et al, ISSWSH, 2013 3Sex Med 2014:11(suppl4):213-237 4Liao et al, J Sex Med. 2008 5Padma-Nathan H et al, J Sex Marital Ther. 2003 6Flibanserin FDA briefing document, BoehringerIngelheim, 2010

Phase 2b Designs Up to three Phase 2b studies are expected to initiate in 2015 Minimum Effective Dose Trial Maximum EffectiveDose Trial Withdrawal Trial Design 8-week 50% optimal dose (OpD) versusOpDversus placebo 8-weekOpDtitratableto 150% OpDversus placebo 6-monthrandomizedwithdrawal Treatment Arms 3 parallel groups 2 parallel groups Single group split to 2 parallel groups # of Patients 192 128 200 # of Sites 16 10 26 Primary Endpoint FSFI-D FSFI-D FSFI-D % remitters Secondary Endpoints FSDS-R, PGIC, SatisfyingSexual Events (SSE) FSDS-R, PGIC, SSE FSDS-R, PGIC Safety AdverseEvents, Depression/Suicidality, ECG, Labs We expect data from the first Phase 2b study to be available late 2015

OREXATMOverview

Male HSDD Overview Prevalent condition affecting 8 million men*in the U.S. •High market awareness for male sexual dysfunction, but focus is primarily on erectile dysfunction (ED) and low testosterone subtypes •According to the National Health and Social Life Survey in 1999 of over 1,200 men, the incidence of male HSDD is approximately 15% •The incidence of a desire condition was determined to be double that of ED in men under age 30 Large addressable market with high unmet need given lack of treatment options and development pipeline •There are no known treatments currently in development for male HSDD •Testosterone is typically prescribed off-label for male HSDD, but use in patients with normal endogenous testosterone levels yields unclear benefits •ED therapies, which are similarly prescribed off-label, do not address the complications caused by neurotransmitter imbalances in the brain *Source: Laumann, E.O. Paik, A. Rosen, R.C. The epidemiology of erectile dysfunction: results from the National Health and Social Life Survey(1999)

Pipeline: Orexa™



1st for Men
Male HSDD
IND

Target Indication	Male Hypoactive Sexual Desire Disorder (HSDD)
Population	Estimated 8 million men in the US*
Clinical Status	Pre-IND, initiation of Phase 2a study in Q2 2015
Formulation	Proprietary fixed-dose combination of bupropion and trazodone Oral tablet dosed QD
Regulatory	• Concept and doses already tested successfully in Pilot study • Route to IND cleared with FDA DRUP Nov '12 • Male HSDD diagnosis and currently available endpoints accepted for Phase 2 • S1 plan to develop approvable outcome measures acceptable to FDA
Timeline	• Q2'15: Initiate Phase 2a, placebo-controlled trial, preliminary data expected late 2015 • 2016: Initiate Phase 2b studies, interim data expected late 2016 • 2017: Initiate Phase 3 studies

Source: Laumann, E.O. Paik, A. Rosen, R.C. The epidemiology of erectile dysfunction: results from the National Health and Social Life Survey (1999)

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Orexa™:Clinical Development Plan Phase 2a •40 patients with expected endpoints of male sexual desire, sexual distress scales, PGIC •Q2’15: Initiate Phase 2a trial •H2’15: Report interim Phase 2a data Phase 2b •2016: Initiate Phase 2b studies •Late 2016: Interim readout of Phase 2b data Phase 3 •2017: Initiate Phase 3 trials

S1B-307 & S1B-3006

Pipeline: S1B-307 Complementary Product Arousal, Orgasm Pre- Clinical Target Indications Female Sexual Arousal Disorder (FSAD) Female Orgasmic Disorder (FOD) Clinical Status IND submission in 2015 Mechanism Peptide shown to be potent agent for sexual arousal Regulatory 505(b)(2) pathway Timeline •IND filing in 2015 •Initiation ofclinical trials shortly thereafter

Pipeline: S1B-3006



Expected Powerful Effects
Broad Usage
Pre-Clinical

Target Indications	Treatment-resistant sexual dysfunction conditions
Clinical Status	IND submission in 2016
Mechanism	A proprietary combination of the actives in Lorexys™ and S1B-307
Regulatory	505(b)(2) pathway
Timeline	• IND filing in 2016 • Initiation of clinical trials shortly thereafter

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Investment Thesis De-risked assets •Reduced risk in combining known actives into proprietary formulations •FDA has prioritized Female Sexual Dysfunction, HSDD is reimbursable Robust pipeline with abbreviated development timelines •505(b)(2) pathway for four pipeline products is expected to provide lower risk, lower cost, and increased speed to market •Lead product, LorexysTMfor female HSDD, has Phase 2a Proof-of-Concept data, is expected to enter Phase 2b trials in 2015 and receive interim data from the first trial in late 2015 •Innovative clinical trial design adapted to HSDD- specific challenges First-in-class drugs for sexual dysfunction •Hypoactive Sexual Desire Disorder (HSDD) affects an estimated 20+ million individuals in the US and currently has no FDA- approved drugs •Non-hormonal, CNS approach designed to restore the balance of key neurotransmitters in the brain that affect sexual desire

S1Biopharma_logo-01.pngIPO Roadshow Presentation October 2014 www.s1biopharma.com